Exhibit 5.1

December 14, 2012

Omeros Corporation

201 Elliott Avenue West

Seattle, Washington 98119

Re: At-the-Market Sales Issuance

Ladies and Gentlemen:

I am Deputy General Counsel and Assistant Secretary of Omeros Corporation, a Washington corporation (“Omeros”), and have acted as counsel to Omeros in connection with the registration by Omeros under the Securities Act of 1933, as amended (the “Act”), of the offer and sale of shares of Omeros Common Stock, par value $0.01 per share (the “Shares”), having an aggregate offering price of up to $60,000,000 pursuant to the At Market Issuance Sales Agreement, dated as of December 14, 2012 (the “Sales Agreement”), by and between Omeros and MLV & Co. LLC. In connection with rendering this opinion, I have reviewed:

(i)	the Sales Agreement;

(ii)	a registration statement on Form S-3 (File No. 333-169856) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Act on October 8, 2010, which was declared effective by the SEC on October 18, 2010 (the “Registration Statement”);

(iii)	the base prospectus, dated as of October 18, 2010, included in the Registration Statement (the “Base Prospectus”); and

(iv)	(v) the final prospectus, consisting of the Base Prospectus, as supplemented by the prospectus supplement, dated December 14, 2012, with respect to the offer and sale of the Shares, filed with the SEC on December 14, 2012, pursuant to Rule 424(b) under the Act (the “Prospectus”).

As legal counsel to Omeros, I have reviewed such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion. I have assumed that all signatures are genuine, that all documents submitted to me as originals are authentic and that all copies of documents submitted to me conform to the originals.

In rendering this opinion, I have relied as to certain matters on information obtained from public officials, officers of Omeros and other sources I believe to be responsible.

Based upon the foregoing, it is my opinion that the Shares have been duly authorized and, when issued and sold in the manner referred to in the Sales Agreement and upon receipt by Omeros in full of payment therefor in accordance with the Sales Agreement, will be validly issued, fully paid and nonassessable.

I am a member of the bar of the State of Washington. I do not express any opinion herein on any laws other than the Washington Business Corporation Act, applicable provisions of the Washington State Constitution and reported judicial decisions interpreting these laws.

I hereby consent to the filing of this opinion as Exhibit 5.1 to Omeros’ Current Report on Form 8-K, filed on or about December 14, 2012, relating to the offering of the Shares. I also hereby consent to the reference to my name under the heading “Legal Matters” in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Alex Sutter

Alex F. Sutter

Deputy General Counsel and

Assistant Secretary